--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 2)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
   INTERBREW S.A.          SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  VAARTSTRAAT 94/4            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 315 870       (011) (44) 20 7959-8900               BELGIUM
                                                          (011) (32) 2 543 70 80


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                                  MAY 28, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

                                                                               2
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies for 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d'Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew, as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               3
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

                                                                               4
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies for 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d'Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew, as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               5
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

                                                                               6
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN SCA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies for 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d'Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew, as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               7
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D originally filed on March 15, 2004 as amended by the Amendment No. 1 thereto filed on May 27, 2004, on behalf of Interbrew, the Stichting and EPS (collectively, the "Reporting Persons"), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Item 3 is hereby amended and supplemented as follows:

         The information contained in the first paragraph of Item 4 below and in the Exhibits is hereby incorporated by reference herein and this Item 3 is qualified in its entirety by reference thereto.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended and supplemented as follows:

         On May 28, 2004, Labatt Brewing Company Limited ("Labatt"), a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew, transferred to an indirect subsidiary of Interbrew that is not a subsidiary of Labatt (1) its approximately 30% equity interest (the "Femsa Cerveza Interest") in FEMSA Cerveza, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico and (2) its 100% interest in Labatt Holdings, Inc., a Delaware corporation that holds, directly and indirectly, Labatt's interest in LF Holdings I L.L.C. and LF Holdings II L.L.C. (collectively, "Labatt USA"). As a result of these transfers, AmBev will not acquire ownership of the Femsa Cerveza Interest or Labatt's interest in Labatt USA in connection with the Incorporacao (as defined below). Accordingly, at the time the merger of Labatt Brewing Canada Holding Ltd. ("Mergeco") (which will own Labatt at such time) into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao") is consummated, the number of AmBev shares to be issued by AmBev to Interbrew (or its subsidiaries) pursuant to the Incorporacao will be adjusted by reducing the number of AmBev Common Shares to be issued from 9,532,468,614 to 7,866,181,882 AmBev Common Shares and by reducing the number of AmBev preferred shares to be issued from 13,812,648,539 to 11,398,181,319 AmBev preferred shares.

         In addition, as of May 31, 2004, in accordance with the terms of the Incorporacao Agreement, Labatt substantially completed a restructuring to transfer certain businesses held by Labatt and its subsidiaries that are not being acquired by AmBev to other affiliates of Interbrew. As a result, at the time the Incorporacao is consummated, Labatt's assets will consist solely of the Canadian-based operations and assets of Labatt and its subsidiaries.

         The information contained in the Exhibits is hereby incorporated by reference herein and this Item 4 is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         This Item 5 is hereby amended and supplemented as follows:

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         To the knowledge of each of the Reporting Persons, none of the persons listed in Annexes A-1, A-2 or A-3, as applicable, hereto own any AmBev Common Shares other than as described in this Schedule 13D.

         The information contained in the Exhibits is hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

Item 7.     Material to Be Filed as Exhibits.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.4            Lock-up Agreement dated March 2, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)(incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8 Form of Amended Interbrew By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.9 Form of Amended Stichting By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.10 Form of Stichting Conditions of Administration (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.13 Complaint dated March 12, 2004 filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

2.14 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 27, 2004).

                                                ANNEX A-1

                              EXECUTIVE OFFICERS AND DIRECTORS OF INTERBREW

                                                                           PRESENT PRINCIPAL
                                                                               OCCUPATION
       NAME          CITIZENSHIP         BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Pierre Jean         United States   Vaartstraat 94, B-3000      Chairman of Interbrew
Everaert                            Leuven, Belgium

Charles             Belgian         Vaartstraat 94, B-3000      Director of Interbrew
Adriaenssen                         Leuven, Belgium

Allan Chapin        United States   599 Lexington Avenue, New   Partner of Compass Advisors, LLP
                                    York, NY 10022

Peter Harf          German          Ludwig-Bertram-Str. 8+10;   Chairman and Chief Executive Officer of
                                    D-67059, Ludwigshafen,      Joh. A. Benckiser GmbH
                                    Germany

Frederic de         Belgian         Place Flagey 18, 1050       Managing Director of Verlinvest
Mevius                              Brussels, Belgium

Arnoud de Pret      Belgian         Rue du Loutrier 65, 1170    Financial Consultant of Multifin
Roose de Calesberg                  Brussels, Belgium

Philippe de         Belgian         Vaartstraat 94, B-3000      Director of Interbrew
Spoelberch                          Leuven, Belgium

Jean-Luc Dehaene    Belgian         Berkendallaan 52, 1800      Mayor of Vilvoorde, Belgium
                                    Vilvoorde, Belgium

Bernard Hanon       French          Rue de l'Universite 16,     Manager of Hanon Associates (Paris)
                                    75007 Paris, France

Kees Storm          Dutch           Vondellaan 24, 2111 CP      Chairman of the Supervisory Boards of
                                    Amsterdam, Netherlands      Wessanen NV and Laurus NV

Alexandre Van       Belgian         Vaartstraat 94, B-3000      Director of Interbrew
Damme                               Leuven, Belgium

Remmert Laan        Dutch           121, boulevard Haussmann,   Senior Advisor of Lazard Freres (Paris)
                                    75382 Paris, France

John Brock          United States   Vaartstraat 94, B-3000      Chief Executive Officer of Interbrew
                                    Leuven, Belgium

Stefan              Belgian         9 West Broad Street,        Zone President US-Latin America at
Descheemaeker                       Stamford CT 06902           Interbrew

Jerry Fowden        United Kingdom  Vaartstraat 94, B-3000      Zone President Europe at Interbrew
                                    Leuven, Belgium

Stewart Gilliland   United Kingdom  Labatt House, 207 Queen's   Zone President Canada at Interbrew
                                    Quay West, Suite 299,
                                    Toronto, ON M5J IA7,
                                    Canada

Francois Jaclot     French          Vaartstraat 94, B-3000      Chief Financial Officer of Interbrew
                                    Leuven, Belgium

                                                                           PRESENT PRINCIPAL
                                                                               OCCUPATION
       NAME          CITIZENSHIP         BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Patrice Thys        Belgian         Suite 2504 - 06, 25th       Zone President Asia of Interbrew
                                    floor, Asia Pacific
                                    Finance Tower, 3 Garden
                                    Road Central, Hong Kong

Peter Vrijsen       Dutch           Vaartstraat 94, B-3000      Chief Human Resources Officer of
                                    Leuven, Belgium             Interbrew

Andre Weckx         Belgian         Vaartstraat 94, B-3000      Chief Technical Officer of Interbrew
                                    Leuven, Belgium

Brent Willis        United States   Vaartstraat 94, B-3000      Chief Commercial Officer of Interbrew
                                    Leuven, Belgium


                                                ANNEX A-2

                                    DIRECTORS OF THE STICHTING BOARD

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Charles Adriaenssen     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                       Belgium

Frederic de Mevius      Belgian        Place Flagey 18, 1050 Brussels,      Managing Director of
                                       Belgium                              Verlinvest

Arnoud de Pret Roose    Belgian        Rue du Loutrier 65, 1170 Brussels,   Financial Consultant of
de Calesberg                           Belgium                              Multifin

Philippe de Spoelberch  Belgian        Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                       Belgium

Alexandre Van Damme     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                       Belgium

Remmert Laan            Dutch          121, boulevard Haussmann, 75382      Senior Advisor of Lazard
                                       Paris, France                        Freres (Paris)

                                       ANNEX A-3

                                    MANAGERS OF EPS

     NAME            CITIZENSHIP                            BUSINESS ADDRESS
--------------------------------------------------------------------------------------

Eugenie SA       Luxembourg company   Boulevard du Prince Henri 9b, L-1724 Luxembourg

Patri SA         Luxembourg company   Route d'Esch 398, L-1471 Luxembourg

Sebastien SARL   Luxembourg company   Route d'Esch 398, L-1471 Luxembourg


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2004

                                   INTERBREW S.A.


                                   by /s/ ANDRE WECKX
                                      -----------------------------------
                                   Name:  Andre Weckx
                                   Title: Chief Technical Officer of Interbrew


                                   by /s/ BRENT WILLIS
                                      -----------------------------------
                                   Name:  Brent Willis
                                   Title: Chief Commercial Officer of Interbrew

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2004

                                   STICHTING INTERBREW


                                   by /s/ ARNOUD DE PRET
                                      -----------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Member of the Bureau


                                   by /s/ ALEXANDRE VAN DAMME
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Member of the Bureau


                                   by /s/ FREDERIC DE MEVIUS
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Member of the Bureau

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2004

                                   EUGENIE PATRI SEBASTIEN SCA



                                   by /s/ ARNOUD DE PRET
                                      -----------------------------------
                                   Name:  Arnoud de Pret
                                   Title: Director Sebastien SARL


                                   by /s/ ALEXANDRE VAN DAMME
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Director Patri SA


                                   by /s/ FREDERIC DE MEVIUS
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Director Eugenie SA

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.4            Lock-up Agreement dated March 2, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)(incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8 Form of Amended Interbrew By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.9 Form of Amended Stichting By-laws (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.10 Form of Stichting Conditions of Administration (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.11 Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15, 2004).

2.13 Complaint dated March 12, 2004 filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants (incorporated by reference to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 15,
               2004).

2.14 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Reporting Persons on March 27, 2004).